Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

August 26, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that pursuant to the provisions set forth by the Comisión Nacional de Valores (NT 2013) (the “Commission”), we were notified that on August 21, 2014, the Board of Directors of the Commission approved delisting the shares of Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) from the Buenos Aires Stock Exchange, due to the acquisition of the remaining shares of Banco Galicia by Grupo Financiero Galicia S.A. pursuant to the terms of Article 91, Law No. 26,831.

Yours faithfully,

A. Enrique Pedemonte

Authorized – Attorney-in-law

Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.